Exhibit 1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FIRST QUARTER 2007 FINANCIAL RESULTS

Toronto, ON - May 9, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today its interim financial results for the first quarter ended March 31, 2007. All figures are in Canadian dollars.

Consistent with its guidance, Northcore reported first quarter revenues of $322,000, an increase of four percent over the $309,000 the company generated in the fourth quarter of 2006.

“Our revenue performance in the first quarter met our expectations, and as a number of our recently signed customer service agreements are at their initial stage, we anticipate incremental revenue growth in upcoming quarters, ” said Jeff Lymburner, CEO of Northcore Technologies Inc.

Northcore reported a net loss for the first quarter of $550,000 or $0.01 per share, basic and diluted. This compares to a net loss of $571,000 in the fourth quarter of 2006. In the first quarter of 2006, Northcore reported a net loss of $480,000, a total that included income from discontinued operations of $205,000.

Comparisons of Northcore’s first quarter results to periods when the company operated as ADB Systems International Ltd. may not be meaningful given the changes to the company’s operational focus, overheads and customer activities. As has been reported previously, the company sold its Norway business unit for $2.69 million in cash and debt settlement effective June 30, 2006.

Northcore also reported an EBITDA loss in the first quarter of 2007 of $368,000. This compares to an EBITDA loss of $374,000 in the fourth quarter of 2006 and an EBITDA loss of $373,000 in the first quarter of 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at March 31, Northcore held cash and cash equivalents of $93,000, and accounts receivable of approximately $280,000.

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Northcore reports Q1 2007 results/2

Operating highlights
In addition to its financial performance, Northcore realized a number of operating achievements in the period, notably:
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Northcore signed a master professional services agreement with a Fortune 500 strategic partner. The agreement is designed to streamline the process in which Northcore delivers future technology and application development services to all of the customer’s businesses.

-	Northcore’s joint venture with GE began providing asset disposition services to a leading national distributor of building products.
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Northcore’s joint venture with GE launched an online marketing and sales platform to remarket off-lease and pre-owned equipment for The Toro Company. The sales platform is accessible via www.toroused.com.

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Northcore signed a business development agreement with Sandstorm Technologies. Acting as a sales agent, Sandstorm represents Northcore’s suite of asset management offerings to leading North American companies in a variety of key industry verticals, including manufacturing, financial services and healthcare.

Outlook
“Based on the timelines of our technology services projects and the pipeline of our sales opportunities, we are optimistic of our prospects for revenue growth, an expanded customer base and improved performance for the balance of 2007,” Mr. Lymburner said.

Northcore will hold a conference call at 9:00 a.m. (Eastern time) on Thursday May 10 to discuss its financial results and review operational activities. Investors and followers of the company can listen to a live broadcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.

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Northcore reports Q1 2007 results/3

These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial results follow)